Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the captions “Summary Financial Data”, “Selected Financial Data” and “Experts” and to the use of our report dated February 17, 2011 (except Note 18, as to which the date is March 9, 2011), with respect to the consolidated financial statements of HCA Holdings, Inc., and our report dated February 17, 2011, with respect to the effectiveness of internal control over financial reporting of HCA Holdings, Inc. in Amendment No. 2 to the Registration Statement (Form S-1) and the Related Prospectus of HCA Holdings, Inc. for the registration of shares of its common stock.

/s/ Ernst & Young LLP
Nashville, Tennessee
March 9, 2011